CADELER A/S AND ENETI INC. ANNOUNCE EXTENSION OF SHARE EXCHANGE OFFER FOR ALL OUTSTANDING SHARES OF COMMON STOCK OF ENETI INC. TO DECEMBER 14, 2023 & NEW LOAN FACILITY
Monaco, December 08, 2023 (GLOBE NEWSWIRE) — Cadeler A/S (OSE: CADLR) (“Cadeler”) and Eneti Inc. (NYSE: NETI) (“Eneti”), two offshore wind turbine and foundation installation companies, announced the extension of the expiration date for the share exchange offer (the “Share Exchange Offer”) to acquire all of the issued and outstanding shares of the common stock of Eneti Inc. (NYSE: NETI) (“Eneti”) to 5:30 p.m. Eastern Time on December 14, 2023. In addition, Cadeler has determined pursuant to the terms of the Share Exchange Offer as set forth in the Prospectus/Offer to Exchange, dated November 7, 2023 (the “Prospectus/Offer to Exchange”) to reduce the minimum tender condition for the Share Exchange Offer from 85.01% to 70%.
Cadeler is offering to exchange for each outstanding share of Eneti, par value USD 0.01 per share (the “Eneti Common Stock”), validly tendered and not validly withdrawn in the Share Exchange Offer, 0.85225 American Depositary Shares (the “Cadeler ADSs”), each one (1) Cadeler ADS representing four (4) shares of Cadeler, nominal value DKK 1 per share (the “Cadeler Shares”) providing for the previously agreed and announced exchange ratio of 3.409 Cadeler Shares for each share of Eneti Common Stock, subject to payment of cash compensation in lieu of any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes.

The Share Exchange Offer, which was previously scheduled to expire at 4:30 p.m. Eastern Time on December 7, 2023, has been extended to 5:30 p.m. Eastern Time on December 14, 2023, unless further extended or earlier terminated, in order for the parties to satisfy the minimum tender condition. In addition, Cadeler has determined pursuant to the terms of the Share Exchange Offer as set forth in the Prospectus/Offer to Exchange to reduce the minimum tender condition for the Offer from 85.01% to 70%. In determining to reduce the Minimum Condition, Cadeler considered a number of factors, including the strong overall level of support for the Share Exchange Offer as reflected in the acceptances received from Eneti stockholders.

JPMorgan Chase Bank, N.A., the exchange agent for the Share Exchange Offer, has advised Cadeler that, as of 4:30 p.m. Eastern Time on December 7, 2023, approximately 30,243,821 shares of Eneti Common Stock had been validly tendered and not validly withdrawn in the Share Exchange Offer, representing approximately 78.25% of the total number of issued and outstanding shares of Eneti Common Stock at such date and time.

Holders that have previously tendered their shares do not need to re-tender their shares or take any other action in response to the extension of the Share Exchange Offer.

If you would like to tender your shares, have questions or requests for assistance please contact D.F. King & Co., Inc., the information agent for the Offer, at +1 (800) 967-4607 (Toll Free), +1 (212) 269-5550 (call collect) or by e-mail at: NETI@dfking.com.

Assuming that the conditions to the Share Exchange Offer are satisfied or waived, Cadeler expects that settlement will be completed on or about December 19, 2023.

Indicative Timetable

The following indicative timetable is subject to Cadeler’s right to extend, re-open, amend, limit, terminate or withdraw the Share Exchange Offer, subject to applicable law. Accordingly, the actual timetable may differ significantly from the expected timetable set out below.

Event	Calendar date
Commencement of trading of Cadeler ADSs on the New York Stock Exchange on a “when issued” basis	On or about December 15, 2023
Expected date for approval of an EU/EEA Listing Prospectus for the new Cadeler Shares	On or about December 18, 2023
Expected settlement date	On or about December 19, 2023
Admission to trading of the new Cadeler Shares on the Oslo Stock Exchange	On or about December 20, 2023
Commencement of trading of Cadeler ADSs on the New York Stock Exchange on a regular-way settlement basis	On or about December 20, 2023

Signing of Green Loan and Guarantee Facilities

Also today, Cadeler announced the signing of the previously-announced EUR 550m Senior Secured Green Loan Facilities with a group of banks led by DNB and supported by Rabobank, Credit Agricole, Danske Bank, Oversea-Chinese Banking Corporation (OCBC), Standard Chartered Bank and SocieteGenerale. The purpose of such facilities is to refinance existing vessels in Cadeler and Eneti Inc. ahead of the contemplated business combination between the two companies, to finance crane upgrades of Cadeler’s two exiting vessels and to fund general corporate and working capital purposes. See Cadeler’s separate press release dated today, December 8, 2023, for additional details.

About Cadeler A/S
Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR).

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. Eneti Inc. is listed on the New York Stock Exchange (NYSE: NETI).

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO
+45 3246 3102
mikkel.gleerup@cadeler.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements are based on information available as of the date hereof, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
our future operating or financial results; changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity; the strength of world economies and currencies; the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore wind turbines; our ability to successfully employ our existing and newbuilding WTIVs and the availability and suitability of our vessels for customer projects; our ability to compete successfully for future chartering and newbuilding opportunities; our continued ability to employ our vessels; fluctuations in interest rates and foreign exchange rates; early termination of customer contracts, our failure to win new contracts for our vessels or the failure of counterparties to fully perform their contracts with us; our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy; our ability to successfully operate in new markets; changes in our operating expenses, including bunker prices, drydocking and insurance costs; compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations; our continued borrowing availability under our debt agreements and compliance with the covenants contained therein; fluctuations in the value of our vessels and investments; our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the timely delivery to us and commencement of operations dates, expected downtime and lost revenue); potential exposure or loss from investment in derivative instruments or other equity investments in which we invest; potential conflicts of interest involving members of our Board and senior management and our significant shareholders; and our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned and other factors.

Contact Information

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations

Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com